                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934



                        T/SF COMMUNICATIONS CORPORATION
                        -------------------------------
                               (Name of Issuer)



                    Common Stock, $0.10 par value per share
                    ---------------------------------------
                        (Title of Class of Securities)



                                   872857107
                   ----------------------------------------
                                (CUSIP Number)



     Check the following box if a fee is being paid with this statement [X].

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


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CUSIP No.:        872857107
                  ---------
------------------------------------------------------------------------------
1)  Name of Reporting Persons/S.S. or I. R S. Identification Nos.:
    --------------------------------------------------------------

     Florence Lloyd Jones Barnett, S.S. ####-##-####
------------------------------------------------------------------------------
2)  Check the Appropriate Row if a Member of a Group:
    -------------------------------------------------

     (a)  [  ]      N/A
     (b)  [  ]      N/A
------------------------------------------------------------------------------
3)  SEC Use Only:
    -------------
------------------------------------------------------------------------------
4)  Citizenship or Place of Organization:
    -------------------------------------

     United States of America
------------------------------------------------------------------------------
Number of Shares
Beneficially Owned
by Each Reporting
Person With:       5)   Sole Voting Power:
                        ------------------

                        -0-
                        ------------------------------------------------------

                   6)   Shared Voting Power:  666,139 shares held in the
                        --------------------
                        Revocable Inter Vivos Trust of Florence Lloyd Jones Barnett, of which Mrs. Barnett is a Co-Trustee and sole beneficiary (and in the percentage calculation).
                        ------------------------------------------------------
                   7)   Sole Dispositive Power:
                        -----------------------

                                  -0-
                        ------------------------------------------------------
                   8)   Shared Dispositive Power:
                        -------------------------

                                  666,139 (refer to Item 6 above)
------------------------------------------------------------------------------

9)        Aggregate Amount Beneficially Owned by Each Reporting Person:
          -------------------------------------------------------------

               666,139

                                       2
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--------------------------------------------------------------------------------
10)  Check if the Aggregate Amount in Row 9 Excludes Certain Shares:
     ---------------------------------------------------------------

               The aggregate amount reported as beneficially owned in row 9 does not include 2,510 shares of Common Stock owned by Howard G. Barnett, husband of Mrs. Barnett, and Howard G. Barnett, Jr., as Co-Trustees of the Revocable Inter Vivos Trust Howard G. Barnett.

--------------------------------------------------------------------------------
11)  Percent of Class Represented by Amount in Row 9:
     ------------------------------------------------

          19.9%
--------------------------------------------------------------------------------
12)  Type of Reporting Person:
     -------------------------

          IN
--------------------------------------------------------------------------------

                                       3
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                                 SCHEDULE 13G

Item 1(a)  Name of Issuer:
           ---------------

              T/SF Communications Corporation.

Item 1(b)  Address of Issuer's Principal Executive Offices:
           ------------------------------------------------

              2407 East Skelly Drive, Tulsa, Oklahoma 74105.

Item 2(a)  Name of Person Filing:
           ----------------------

              Florence Lloyd Jones Barnett.

Item 2(b)  Address of Principal Business Office or, if none, Residence:
           ------------------------------------------------------------

              2619 East 37th Street, Tulsa, Oklahoma  74105.

Item 2(c)  Citizenship:
           ------------

              United States of America.

Item 2(d)  Title of Class of Securities:
           -----------------------------

              Common Stock, $0.10 par value per share.

Item 2(e)  CUSIP Number:
           -------------

              872857107.

Item 3     If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),
           -------------------------------------------------------------------
           check whether the person filing is a:
           -------------------------------------

              N/A

Item 4     Ownership.  If the percent of the class owned, as of
           ----------
           December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire:

           (a)  Amount Beneficially Owned:  666,139 shares of Common Stock owned
                --------------------------
                beneficially held in the Revocable Inter Vivos Trust of Florence Lloyd Jones Barnett, of which Mrs. Barnett is a Co-Trustee and sole beneficiary (and in the percentage calculation), are the following:

                                       4
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           (b)  Percent of Class:
                ------------------

                   19.9%

           (c)         Number of shares as to which such person has:
                       ---------------------------------------------

                 (i)   sole power to vote or to direct the vote:
                       -----------------------------------------

                          -0-

                 (ii)  shared power to vote or to direct the vote:
                       --------------------------------------------

                          666,139 (refer to Item 4(a) above and to Item 6 of cover page)

                 (iii) sole power to dispose or to direct the disposition of:
                       --------------------------------------------------------

                          -0-

                 (iv)  shared power to dispose or to direct the disposition of:
                       ---------------------------------------------------------

                          666,139 (refer to Item 4(a) above and to Item 8 of cover page)

Item 5     Ownership of Five Percent or Less of a Class:
           ---------------------------------------------

              N/A

Item 6     Ownership of More than Five Percent on Behalf of Another Person:
           ----------------------------------------------------------------

              Florence Lloyd Jones Barnett has shared voting and dispositive power over the 666,139 shares of Common Stock beneficially owned by her as Co-Trustee of the Revocable Inter Vivos Trust of Florence Lloyd Jones Barnett, and as the sole beneficiary. The other Co-Trustee of this Trust is Howard G. Barnett, Jr., who shares voting and dispositive power over the shares with Mrs. Barnett. The beneficial ownership of these shares is also being reported by Howard G. Barnett, Jr. on Schedule 13G.


Item 7     Identification and Classification of the Subsidiary Which Acquired
           ------------------------------------------------------------------
           the Security Being Reported on by the Parent Holding Company:
           --------------------------------------------------------------

                    N/A

                                       5
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Item 8     Identification and Classification of Members of the Group:
           ----------------------------------------------------------

                    N/A

Item 9     Notice of Dissolution of Group:
           -------------------------------

                    N/A

Item 10    Certification:
           --------------

                    N/A

Signature:
----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         February 13, 1996
         -------------------------------------------
         Date


         /s/  Florence Lloyd Jones Barnett
         ---------------------------------
         Florence Lloyd Jones Barnett

                                       6